Exhibit 99.1

Sinovac Reports Top-Line Preliminary Phase II Results of Pandemic Influenza (H5N1) Whole Viron Vaccine

Beijing – December 24, 2007 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced positive top-line results of completed Phase II clinical trial of its pandemic influenza (H5N1) whole viron inactivated vaccine. The stratified, randomized, double-blind trial of the vaccine was designed to assess the safety and immunogenicity of the vaccine.

Sinovac received approval from the China State Food and Drug Administration (SFDA) in April 2007 to conduct Phase Ib and II trials of the H5N1 whole viron vaccine and Phase I and Phase II trials of the H5N1 split vaccine.

The Phase II trial of the H5N1 whole viron inactivated vaccine was conducted by Beijing Centers for Disease Control and Prevention. It included 402 volunteers, between the ages of 18 and 60, who were each vaccinated with two doses of 5 ug, 10 ug or 15 ug. The preliminary results of the trials suggested that each of the three dosages can induce varying degrees of immune response. In particular, the anti-HI seroconversion rate, the increasing GMT and protection rate of the H5N1 whole viron inactivated vaccines for the 10ug and 15ug dosages reached the EMEA evaluation standards of seasonal flu vaccines, which is an indication of good immunogenicity of the vaccine. The trial result did not show any serious adverse reaction among volunteers, suggesting the vaccine’s good safety profile.

In addition, Sinovac recently completed the phase I clinical trial of the split H5N1 vaccine. The result of vaccinations on children, adults and elderly with candidate vaccines of different dosage indicated that the split H5N1 vaccine is safe for human use.

Mr. Weidong Yin, Chairman, President and CEO, stated, “We are very pleased with the achievements of our team that led to the development of a pandemic influenza vaccine. After Phase II clinical trials of the whole viron H5N1 vaccine, the vaccine dosages and schedule can now be determined. This accomplishment is a further step towards providing an effective prevention option for the government in the event of a future influenza pandemic. In addition to  announcing the positive results of the Phase II clinical trial for the H5N1 whole viron vaccine, we are making progress on the clinical trials for the H5N1 split vaccine, which should provide additional prevention options in the face of a future influenza pandemic.”

Sinovac commenced the development of a pandemic influenza vaccine in February 2004. In June 2006, the Phase I clinical trial results indicated good immunogenicity and safety, which results were published in “The Lancet” in September 2006.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, and Japanese encephalitis. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82890088 Ext. 871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com